August 26, 2025

Richard W. Smith
Chairman of the Board, Chief Executive Officer, and President
FedEx Corporation
942 South Shady Grove Road
Memphis, Tennessee 38120

       Re: FedEx Corporation
           Registration Statement on Form S-4
           Filed August 19, 2025
           File No. 333-289716
Dear Richard W. Smith:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Timothy S. Levenberg at 202-551-3707 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Michael S. Hamilton, Esq., of Skadden, Arps, et al.